Seward & Kissel LLP

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Telephone: (202) 737-8833

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www.sewkis.com

December 30, 2021

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Variable Products Series Fund, Inc - AB International Growth Portfolio Post-Effective Amendment No. 86 File Nos. 033-18647 and 811-05398

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced post-effective amendment to the registration statement filed on November 5, 2021 (the "Post-Effective Amendment"), on Form N-1A for AB International Growth Portfolio (the "Portfolio"), a series of AB Variable Products Series Fund, Inc. (the "Registrant"). You provided the Staff's comments to Lancelot A. King and me by telephone on December 21, 2021.

The Staff's comments and our responses thereto on behalf of the Registrant and the Portfolio are set forth below. The changes referenced in the responses are indicated in the attached and will also be reflected in a Rule 497 filing.

Please note that the Portfolio has certain principal strategies that are similar to those of other AB Sustainable Funds with respect to (1) the incorporation of sustainable investment themes that are aligned with the United Nations Sustainable Development Goals and (2) the evaluation of risks relating to ESG factors, alongside more traditional financial metrics, for company portfolio holdings. In connection with its reviews of the Rule 485(a) filings for the AB Sustainable Funds to-date, the Staff has issued comments on prospectus disclosures that are similar to a number of the comments made herein (e.g., Comment 14 through Comment 18), and the funds have made disclosure changes in response to such comments. Please see EDGAR Correspondence filed for (1) AB Sustainable Thematic Balanced Portfolio, a series of The AB Portfolios (File Nos. 33-12988 and 811-05088) on November 24, 2021 (SEC Accession No. 0000919574-21-007245); (2)

AB Sustainable US Thematic Portfolio, a series of AB Cap Fund, Inc. (File Nos. 2-9901 and 811-01716) on August 13, 2021 (Accession No. 0000919574-21-005143), August 19, 2021 (Accession No. 0000919574-21-005489) and August 24, 2021 (SEC Accession No. 0000919574-21-005537); and (3) AB Sustainable Thematic Credit Portfolio, a series of AB Bond Fund, Inc. (File Nos. 2-48227 and 811-02383) on April 16, 2021 (SEC Accession No. 0000919574-21-003014). The disclosure changes previously reviewed by the Staff are reflected in the disclosure, as applicable, for the Portfolio.

Prospectus

Cover Page

Comment 1:	The Prospectus should be dated as of January 4, 2022 rather than "May 1, 2021, as revised January 4, 2022."

Response:	The Prospectus will be revised in response to this comment.

Summary Information

Comment 2:	The last sentence under "Fees and Expenses of the Portfolio" indicates that certain charges at the separate account level or contract level may apply to Contractholders and increase the fees and expenses provided in the tables. Corresponding disclosure should be added under "Examples" to indicate such charges may also increase the amounts provided in the hypothetical expense example.

Response:	The Prospectus will be revised in response to this comment.

Comment 3:	Please revise the language in the first sentence under "Fees and Expenses of the Portfolio" to reflect that the table describes the fees that a Contractholder may pay if they buy, hold and sell shares of the Portfolio.

Response:	The Prospectus will be revised in response to this comment.

General

Comment 4:	Please supplementally inform the Staff why the Board of Directors believes that these changes are consistent with its fiduciary duties and are in the best interest of the Contractholders who did not vote for these changes:

(a) Explain what information the Board considered and how it weighed the information in arriving at its decision;

(b) Explain why the Board concluded that this approach was better for Contractholders than any other alternatives, such as liquidating the Portfolio and starting a new portfolio; and

(c) Support your explanation of the Board's deliberation with data. For example, if costs were a consideration, provide data supporting the expected cost savings of the proposed changes as compared with starting a new portfolio.

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Response:	The Portfolio's Board of Directors considered extensive amounts of information provided by the Adviser regarding the proposed changes during the course of its meetings on November 2-4, 2021, including, among other things, a memorandum from the Adviser, a written and oral presentation from the Adviser, a draft revised prospectus and a draft prospectus supplement. The Adviser's memorandum and other materials addressed, among other things, the Adviser's rationale for recommending the proposed changes and its assessment of the likely implications to the Portfolio of making the proposed changes. The Adviser informed the Board that the Portfolio's holdings would continue to consist primarily of non-U.S. securities with a growth orientation and that the Portfolio's holdings were not expected to change as a result of the proposed changes. The Adviser also informed the Board that it believed that the proposed changes will better reflect the investment approach of the Adviser with respect to the Portfolio and facilitate the marketing of the Portfolio.

Given the nature of the proposed changes, including the fact that they were intended to better reflect the investment approach of the Adviser with respect to the Portfolio and were not expected to result in changes to the Portfolio's holdings, the Board was not presented with, and did not consider, alternatives to making the proposed changes (other than not approving them), including the alternative of liquidation of the Portfolio and the launch of a new portfolio. The Board considered that Contractholders would be provided with advance notice of the changes and would have the opportunity to redeem or sell their shares of the Portfolio if they did not wish to continue their investment in it, and that the Adviser planned to work with the Contractholders' insurance companies so that such insurance companies understand the changes and their rationales. The Board reviewed the Adviser's analysis of the anticipated cost implications of approving the changes, noting that such costs were modest and considered whether it was reasonable for such costs to be borne by the Portfolio. The Board also considered the distribution implications of the Adviser's proposal as noted above. During the presentation of the proposed changes at the Board meeting, the questions of the Directors were responded to by representatives of the Adviser to the satisfaction of the Directors.

The Independent Directors met separately to discuss the proposed changes, and after evaluation of all of the information presented to them, and having had the chance to discuss the proposal with representatives of the Adviser and their independent counsel and applying their business judgment, agreed that the Adviser's proposal was in the best interests of the Portfolio, and recommended the proposed changes to the full Board for its approval.

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The Independent Directors did not identify any particular factor as controlling in reaching their determination, and individual Directors may have placed varying degrees of importance on different pieces of information. The Board subsequently acted upon the recommendation of the Independent Directors and approved the Adviser's proposal. The Board believes that it acted with due care in considering the Adviser's proposal and that the changes are in the best interests of the Portfolio and its Contractholders.

The Portfolio's Prospectus was supplemented following approval of the changes by the Board.

Disclosures in the Prospectus and statement of additional information of the Portfolio indicate that the Portfolio's investment strategies are not fundamental policies and may be changed by the Board of Directors without Contractholder approval. Furthermore, as noted below, Contractholders were provided advance notice of the changes. Registrant believes that a change of this nature is consistent with actions taken by fund boards in the ordinary course of business without Contractholder approval.

Comment 5:	Please also explain why the Adviser believes the changes are consistent with its fiduciary duty to the Portfolio.

Response:	The Adviser believes that the changes are consistent with its fiduciary duty to the Portfolio because the changes better reflect the investment approach of the Adviser with respect to the Portfolio and it believes that the changes are in the Contractholders' best interests. The changes are consistent with the Portfolio's objective to achieve long-term growth of capital and permit Contractholders to continue to be invested in a portfolio that consists primarily of non-U.S. securities with a growth orientation. The Registrant notes that Contractholders have been provided advance notice of the changes and have the opportunity to redeem or exchange their Portfolio shares prior to the effective date of the changes if they do not wish to continue their investment in the Portfolio.

Comment 6:	Please supplementally disclose whether the Portfolio has notified Contractholders of the planned changes. If so, please provide a copy of the notice and explain how it was sent to Contractholders.

Response:	The Registrant filed a prospectus supplement describing the planned changes for the Portfolio on November 5, 2021 (SEC Accession No. 0000919574-21-006636). A copy of the notice is attached to this response letter. The prospectus supplement was distributed to the life insurance companies ("Insurers") that offer shares of the Portfolio through their separate accounts.

Comment 7:	Please supplementally disclose the composition of the Contractholder base of the Portfolio (e.g., Contractholders vs. institutional).

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Response:	The Portfolio offers it shares through separate accounts of the Insurers. The Registrant does not have transparency into those accounts to determine the composition of the Portfolio's beneficial Contractholder base.

Comment 8:	Please explain supplementally why making the changes in a post-effective amendment to the registration statement of an existing Portfolio, as opposed to an amendment adding a new portfolio is consistent with the text and policy of Rule 485(a) under the Securities Act. Also explain why the Registrant believes this approach does not provide an unfair competitive advantage over other registrants who may have chosen to add a new series under a Rule 485(a) amendment that becomes effective within 75 days as opposed to 60 days.

Response:	The changes are reflected in a post-effective amendment to the registration statement of an existing Portfolio because the post-effective amendment was filed for the purpose of making material changes to an existing series in accordance with Rule 485(a)(1), rather than adding a new series, in accordance with Rule 485(a)(2) under the Securities Act. It would be inappropriate for an existing series to file under Rule 485(b)(2). A filing pursuant to Rule 485(a)(1) under these circumstances is appropriate and consistent with the text and policy of Rule 485 and industry practice.

The Registrant does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because the Registrant is adhering to the rules promulgated under the Securities Act and the Staff's pronouncements thereon. Registrant notes that the changes to the registration statement are publicly available for 60 days prior to the effectiveness of the registration statement and that such changes are subject to review by the Staff.

Comment 9:	Please inform the Staff what percentage of the Portfolio's current portfolio will be repositioned as a result of the changes.

Response:	The Adviser does not expect any repositioning as a result of the changes.

Comment 10:	Please supplementally disclose whether any Contractholder has contacted the Registrant, Portfolio or an intermediary regarding the planned changes in investment strategy. If so, describe the nature of the communication and whether anyone has expressed dissatisfaction or threatened legal action with respect to such changes.

Response:	The Registrant confirms that no Contractholder or Insurer that offer shares of the Portfolio through its separate accounts has contacted the Portfolio objecting to, or threatening legal action regarding, the planned changes to the Portfolio's investment strategies.

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Comment 11:	With respect to the upcoming name change of the Portfolio, please supplementally explain if the Portfolio intends to file another Rule 485(a) filing to reflect the name change.

Response:	The Registrant intends to reflect the name change of the Portfolio in a Rule 485(b) filing at the time of its annual update filing. The prospectus supplement referred to above indicated that the Portfolio's name will be changed on or about May 1, 2022 (i.e., the expected date of such Rule 485(b) filing).

Summary Information

Comment 12:	Please expand on the meaning of the term "focused" as used in the first sentence under the "Principal Strategies" section.

Response:	Registrant notes that the term "focused" used in the phrase "focused international portfolio of equity securities of companies" is intended to indicate that the Portfolio invests in a limited number of companies. The disclosures under "Focused Portfolio Risk" in the "Principal Risks" section explain that the term "focused portfolio" means "investments in a limited number of companies" and describe the related risks of this strategy.

Comment 13:	The disclosure under "Principal Strategies" should reflect a growth strategy, as the Portfolio still has the term "growth" in its name.

Response:	The Prospectus will be revised in response to this comment.

Comment 14:	Under "Principal Strategies," please rephrase "believes position the company to benefit from certain sustainable investment themes" to better describe what exactly it means "to benefit from certain sustainable investment themes".

Response:	The Registrant has reviewed the referenced disclosure and believes it is sufficiently clear for investors. Registrant believes that the word "benefit" is not a technical term and is used in a clear, "plain English" manner to indicate that the business activities of the companies that the Adviser considers for investment permit such companies to be positively impacted by the advancement of health, climate and empowerment.

Comment 15:	Under "Principal Strategies," please disclose what underlying data will be reviewed by the Adviser and the sources of such data. For example, will the Adviser engage with portfolio companies to understand the companies' sustainability practices or will the Adviser use other types of information or outside sources?

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Response:	The Portfolio's disclosures explain that the Adviser relies on its own internal research and analysis (as opposed to, for example, third party ESG scoring systems) for its sustainability assessments (which is proprietary). Registrant does not believe that further detail is required or necessary.

Comment 16:	Under "Principal Strategies," please clarify what the Adviser is analyzing to determine companies which "fit into sustainable investment themes."

Response:	Registrant believes the Portfolio's disclosures accurately explain what the Adviser is analyzing to determine those companies which fit into sustainable investment themes. The disclosures explain that the Adviser identifies for the Portfolio environmentally- or socially-oriented sustainable investment themes that align with one or more of the United Nations Sustainable Development Goals ("SDGs"). The disclosures then explain that a company that derives at least 25% of its total revenues from activities consistent with the achievement of the SDGs will be considered in the universe of potential investments for the Portfolio. Disclosures in the section "Additional Information About the Portfolio's Strategies, Risks and Investments – Sustainable Investment Themes" also explain how specific SDGs relate to the corresponding sustainable investment themes of the Portfolio and provide specific examples of business activities that fit within the particular sustainable investment theme.

Registrant respectfully believes that further clarification on this particular point is unnecessary.

Comment 17:	Under "Principal Strategies," please explain how the SDGs fit into the "top-down" approach of identifying sustainable investment themes.

Response:	Current disclosures under "Principal Strategies" indicate that the Portfolio's sustainability approach identifies sustainable investment themes that align with one or more SDGs (first sentence of first paragraph). The last sentence of the first paragraph indicates that companies meeting a certain revenue threshold with respect to activities consistent with the achievement of the SDGs meet the Portfolio's sustainability criteria. Furthermore, disclosures under "Additional Information About the Portfolio's Strategies, Risks and Investments" provide additional information about the SDGs and how the Portfolio's sustainable investment themes and investments accord with specific SDGs.

Registrant believes the disclosure clearly explains the connection between the SDGs and the Portfolio's sustainability criteria.

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Comment 18:	Under "Principal Strategies," the disclosure states that the Adviser focuses "on evaluating a company's exposure to environmental, social, and corporate governance ('ESG') factors." Provide a more concise definition of ESG factors and clarify whether ESG factors are one of many factors considered.

Response:	The Prospectus will be revised to reflect that the Adviser, as part of its "bottom-up" analysis of individual companies, evaluates a company's risks, including those related to environmental, social and corporate governance ("ESG") factors. The disclosure then provides specific examples of ESG factors that are considered by the Adviser. Registrant believes that this revised disclosure clarifies that the evaluation of a company's risks related to ESG factors is just one aspect of the Adviser's bottom-up analysis, in addition to other more traditional financial metrics, and the Portfolio's disclosure does not suggest that the ESG aspect is being prioritized above other factors.

Comment 19:	Given the Portfolio's use of "international" in its name, provide a more informative explanation of the meaning of the term "international," in light of SEC and SEC staff guidance on this point. The disclosure should indicate how the Portfolio will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response:	The Portfolio's disclosure states that the "Portfolio invests, under normal circumstances, in the equity securities of companies located in at least three countries (and normally substantially more) other than the United States." The disclosure also indicates that the Portfolio invests "primarily" in a portfolio of such securities and specifically states that the Portfolio invests at least 80% of its net assets in equity securities of issuers located outside of the United States. The Registrant believes this disclosure is consistent with SEC and SEC Staff guidance regarding the use of "international" in a portfolio's name, including Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001), and Staff guidance described in Investment Company Institute Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1)" (June 4, 2012, available at http://www.ici.org/my_ici/memorandum/memo26215).

Comment 20:	Under "Principal Strategies," explain what is meant by "[c]urrency and equity positions are evaluated separately."

Response:	The Prospectus will be revised in response to this comment.

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Comment 21:	Disclosure of the Portfolio's principal strategies discussing derivatives should not be generic. As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a portfolio and specific as to the portfolio's intent. Clarify the Portfolio's use of derivatives and ensure that the derivatives disclosure is consistent with the ICI Letter. Also disclose whether the Portfolio's utilization of derivatives will count towards the Portfolio's 80% investment policy. If so, state how derivatives are valued for such purposes.

Response:	The first sentence of the last paragraph under "Principal Strategies" disclosure is intended to provide examples of types of derivatives. The second sentence, as revised, then states specifically that the Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, or futures contracts (including futures contracts on individual securities and stock indices). Registrant believes this disclosure is sufficiently tailored and is consistent with the guidance provided in the ICI Letter.

Registrant confirms that derivatives count towards the Portfolio's 80% investment policy. For such purpose, derivative positions are valued based on market value.

Comment 22:	Under "Principal Strategies," the disclosure states that Portfolio may use options strategies on shares of exchange-traded funds ("ETFs"). Please add corresponding summary principal risk disclosure for ETFs.

Response:	The reference to ETFs will be removed because the use of options on ETFs is not a principal investment strategy of the Portfolio.

Comment 23:	"Sector Risk" is included as a "Principal Risk" of the Portfolio. The "Principal Strategies" section should reflect corresponding disclosure to indicate the particular sectors that the Adviser will target.

Response:	As stated under "Principal Strategies" in the Prospectus, the Portfolio employs a "bottom-up" investment process, which focuses on the individual attributes of a company. This bottom-up investment process has, in the Adviser's experience, resulted from time to time in substantial investments in a single sector, without the intent to focus on that sector. As a result, the Registrant believes this risk disclosure is appropriate for the Portfolio and that no additional disclosure is necessary in the "Principal Strategies" section.

Comment 24:	Under "Principal Risks," the "Capitalization Risk" bullet reflects the risks of investing in small- and mid-capitalization companies but should be revised to also reflect the risks of investing in large-capitalization companies, to correspond with the investment strategy disclosure under "Principal Strategies."

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Response:	Registrant notes that "Capitalization Risk" is intended to highlight the risks of investing in relatively smaller companies, and that other risk disclosures, such as market risk, address many of the risks of investing in large-capitalization companies.

Comment 25:	Under "Principal Risks," the "Derivatives Risk" bullet indicates that derivatives may be leveraged but "Leverage Risk" was removed as a principal risk of the Portfolio. Consider including "Leverage Risk" under "Principal Risks" of the Portfolio.

Response:	The Portfolio does not expect to maintain net investment exposure significantly in excess of its net assets. Accordingly, it removed "Leverage Risk" as a stand-alone "Principal Risk" of the Portfolio. This does not suggest, however, that particular derivative instruments utilized by the Portfolio will not involve leverage, so leverage is appropriately referenced in the context of "Derivatives Risk."

Additional Information About the Portfolio's Strategies, Risks and Investments

Comment 26:	Please revise this section to discuss principal risks first followed by non-principal risks.

Response:	The Registrant has reviewed IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure. The Portfolio's principal strategies and risks are identified in the Portfolio summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus." This instruction permits the Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 27:	Under "Additional Risk and Other Considerations," please revise the disclosure to be more clear as to whether the disclosure is referring to principal or non-principal risk and delineate into two sections with principal risks first.

Response:	Please see the response to Comment 26.

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Statement of Additional Information ("SAI")

Comment 28:	Under "Management of the Portfolios," please keep the disclosure related to AXA S.A.'s ("AXA") sell-down of its stake in its subsidiary, Equitable Holdings, Inc. ("EQH"), in the Prospectus and include a cross-reference to such disclosure in the SAI.

Response:	Registrant notes that the sale of AXA's stake in EQH occurred in 2018-2019 and that AXA no longer owns shares of EQH. Furthermore, Form N-1A does not require the disclosure to be included in the Prospectus. Registrant believes that this supplementary historical information is more appropriate for the SAI. The disclosure will not be revised in response to this comment.

Comment 29:	Please confirm that any data required to be disclosed as of the most recent fiscal year end will be updated accordingly.

Response:	Registrant notes that the Portfolio's fiscal year end is December 31 and that the Post-Effective Amendment will be effective on January 4, 2022. As such, the financial information for the most recent fiscal year end will not be audited by January 4, 2022. The unaudited financial highlights for the semi-annual period ended June 30, 2021 were added to the Prospectus and the unaudited financial statements are incorporated into the SAI, as required. Furthermore as of January 4, 2022, it will not be practicable to include information as of the Portfolio's December 31, 2021 fiscal year end for other data that is required to be presented in the SAI. The data in the Post-Effective Amendment will not be stale by January 4, 2022 as the Portfolio's registration statement is not required to be updated prior to 120 days after the close of the Portfolio's fiscal year. In its normal course, the Portfolio makes a Rule 485(b) filing on or about April 30th of each year to update data for the most recent fiscal year.

Comment 30:	Under "Management of the Portfolios – Board of Directors Information – Experience, Skills, Attributes, and Qualifications of the Fund's Directors," consider dividing the disclosure on director experience into separate paragraphs, in light of "plain English" requirements.

Response:	Registrant believes that the disclosure is "clear, concise and understandable" and consistent with the plain English directive. The SAI will not be revised in response to this comment.

Comment 31:	Provide all disclosure required under Item 18(c) of Form N-1A.

Response:	Registrant notes that the disclosure required under Item 18(c) of Form N-1A is currently included on page 79 of the SAI under "Management of the Portfolios."

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If you have any additional comments or questions, please contact Paul M. Miller, Lancelot A. King or the undersigned at (202) 737-8833.

Sincerely, /s/ Jessica D. Cohn Jessica D. Cohn

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq. Lancelot A. King, Esq.

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